

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mr. Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-Cho, Toyota City
Alchi Prefecture 471-8571
Japan

> **Re:** **Toyota Motor Corporation**
> **Form 20-F For Fiscal Year Ended March 31, 2010**
> **Filed June 25, 2010**
> **File No. 01-14948**

Dear Mr. Cho:

We have reviewed your response letter dated October 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2010

Section 4.B: Business Overview, page 8

1. Refer to your response to our prior comment 1. It appears the ¥89.0 billion for the estimated costs of the four recalls indicated in the response and safety measures is material to your results for fiscal 2010. However, we did not identify disclosure of this amount in your filing. Please advise.

Item 5. Operating Financial Review and Prospects, page 51
5.A Operating Results, page 5l Overview, page 51
Automotive Market Environment, page 51

2. It does not appear that your response to our prior comment 2 was fully responsive to all of the points indicated therein. For clarity, please tell us, with a view toward disclosing,

the following with regard to the four recalls in fiscal 2010 indicated in your response to prior comment 1:

- The amount accrued for each recall through March 31, 2010.
- The basis for and adequacy of each amount recorded.
- The changes in amounts accrued subsequent to March 31, 2010 for each recall in each subsequent fiscal quarter through September 30, 2010, with an explanation of any changes.
- The amount accrued for claims, lawsuits and government investigations related to the four recalls, and where reported in your statement of income, by quarter in each of fiscal 2010 and 2011. Please explain to us any changes in the amount accrued. Also clarify for us if the ¥89.0 billion accrued in fiscal 2010 for the four recalls and other safety measures includes or excludes an amount for claims, lawsuits and government investigations, and if inclusive, the amount thereof.

Financial Services Operations, page 53

3. Refer to your response to our prior comment 3. Even after consideration of the effect of currency exchange rate and commensurate reclassification for 2009, the allowance for finance leases still increased by approximately ¥13,000 million, or 5.3% of your fiscal 2010 net income. Please explain to us the reason for the increase, particularly in view of the disclosed improved credit environment experienced in 2010.

Results of Operations, page 57

4. Refer to your response to our prior comment 5. In regard to the activities engaged in to regain consumer confidence identified in the response, including sales incentives, it is not clear why you are unable to quantify their impact. It would appear to be a matter of quantifying the incremental amount recorded for such activities and incentives beyond the amounts otherwise expected to be incurred, or expected to be offered in the case of sales incentives. Seemingly, investors would be interested in knowing the incremental amount of the components of such a program as well as it its overall magnitude employed in sustaining your operations. In connection with this, the higher sales incentives paid to U.S. dealers during the fourth quarter of fiscal 2010 of approximately ¥25 billion compared to the average of quarterly sales incentives paid during the preceding three quarters indicated in the response appear to be material to your annual, and presumably fourth quarter, results for fiscal 2010. Please advise.

Notes to the Consolidated Financial Statements, page F-10
Note 2. Summary of significant accounting policies, page F-10
Allowance for credit losses, page F-13

5. Refer to your response to our prior comment 15. Please clarify for us whether shortfalls between proceeds received from the sale of repossessed collateral and the amount due from customers result in additional losses that are recorded in your results of operations for specific receivables evaluated pursuant to ASC 310-10. If not, please explain the basis for your accounting. In such circumstances, it would appear that the shortfalls represent amounts in excess of that previously provisioned for and recorded in results of operations related to the specific receivables evaluated.

6. Refer to your response to our prior comment 17. Please tell us whether finance receivables other than wholesale and other dealer loans had been modified in any of the last three completed fiscal years. If so, tell us the gross amount of receivables modified based on the amount of the receivable balances prior to modification and the reason they were modified.

Note 14. Product warranties, page F-29

7. We note in your response to prior comment 22 that the classification of expenses for future recalls as "cost of products sold" or "selling, general and administrative" is based on the timing that these expenses are recognized. Please explain to us and disclose what determines the classification of these expenses and how and why the timing of when they are recognized impacts their classification.

8. From your response to our prior comment 1, we know the ¥256,981 million provision for future recalls and other safety measures for 2010 indicated in the table in the response to comment 22 includes ¥105,600 million for the effect of the change in estimate for future recalls and other safety measures and ¥89,000 million for the estimated costs of the four recalls indicated in that response and safety measures. Excluding these, the provision for future recalls and other safety measures for 2010 was approximately ¥62,400 million. The table in the response to prior comment 22 indicates that the provision for recalls and other safety measures was ¥159,899 million in 2009 and ¥14,651 million in 2008. Please explain to us why the provision for 2009 was significantly greater than the provision in the surrounding years, using ¥62,400 million for 2010. Explain to us the basis for the amount of the provision for 2009, how the amount was determined and whether the method or process in determining the 2009 provision differed from the method or process used in determining the provision in the surrounding years. If the method or process for 2009 did differ from that in the surrounding years, explain to us how and why it differed.

9. In connection with the above comment, it appears the increase in the provision for future recalls and other safety measures for 2009 was material to your results for 2009, but we did not identify any disclosure of this impact in your filing. Please advise.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief